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Exhibit 17 - Letter of Resignation of David A. Collins, dated July 11, 2001
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July 11, 2001

Mr. James R. Pledger, President
DAC Technologies Group International, Inc.
1601 West Park Drive, Suite 4-C
Little Rock, AR 72204

Dear Jim:

         Please accept this letter as my resignation as Chairman and Chief Executive Officer of DAC Technologies International Group, Inc. This letter shall also serve as notice of termination of the Employment Agreement entered into December 1, 2000 by and between myself and DAC Technologies International Group, Inc.

         Please consider my resignation and the termination of my Employment Agreement to be effective immediately. Thank you for your consideration.

                                       Sincerely,

                                       /s/ David A. Collins
                                       David A. Collins